ELIPORT, INC



ANNUAL REPORT

33 (1-4), Carrer d'Arimon,
Barcelona, 08022, Spain
eliport.com

This Annual Report is dated April 5, 2019

BUSINESS

Description of Business

We are solving the last mile logistics problem by providing a fleet of ground-based, robotic delivery machines. The robots are intended to be autonomous, to travel on pavements and in pedestrian zones at walking speed. The differentiating factor between Eliport and other AGVs is that we are able to load and unload without human interaction.

As such, we help businesses accomplish the goal of having a reliable and cost effective delivery service for urban and suburban areas, as well as solving all convenience based issues for the end consumer.

Sales, Supply Chain, & Customer Base

The Company is focusing on the development and deployment of a robotics delivery infrastructure for businesses, and special software for operating and dispatching robotic delivery. The Company is also making its robots eligible for sale and lease with life-long service support. Currently we are leaning towards a pricing structure that will involve a monthly fee plus Km travelled rate for leasing, and a sale price of around 3x markup (based on price of first commercial unit cost prediction) for the robots that will be sold.

We do not currently predict that the rolling out of the 'trunk' or gate infrastructure/network will provide any barrier to growth or scalability, in fact we believe it will have the reverse effect.

One way we plan on sparking this is by allowing our clients to sponsor the cost of installation of the trunks in return for a period of delivery exclusivity. After this period the exclusivity will be lifted so that any client of Eliport can use the sponsored trunk. Another way is by creating a consortium of e- commerce companies that all pay-in to cover the cost of trunk installation to all of their top customers. Being a member of the consortium means that they will all have access to everybody's trunks. Financial contribution into said consortium will be determined by previous sales/delivery figures/opting-in customers of each company.

We intend our first clients to be e-grocery based. We have already had preliminary talks with Tesco, Ulabox (Spain's first and only online-only supermarket), Waitrose and Ocado. The former two have confirmed trials for as soon as the test fleet is ready.

We will then be targeting the delivery companies and aiming to replace part of their current last mile delivery solutions with Eliport.

Competition

Five companies have already showed their prototypes for such robotics solutions:
Starship (https://www.starship.xyz/),
Marble (https://www.marble.io),
Dispatch (http://www.dispatch.ai),
Marathon Target (http://marathon-targets.com/),
TeleRetail (https://teleretail.com/).

Four more known companies are currently working on their prototypes. Starship has the most advanced solution (for now) and is funded to the tune of $45M.

Whilst all of these companies are focussing on AGVs, to the best of our current knowledge, none of them have proposed a solution that will mean that the AGV will be able to load or unload its cargo without human intervention. This, in our eyes, provides an incomplete solution and something that differentiates us from them hugely.

Risk factors

These are the principal risks that related to the company and its business:

- Robotics projects have the greatest potential benefits, but also the greatest potential risks Our company as any robotics project has super high RnD intensity. It's a hard tech company where, at the outset, you don't know whether the core tech needed for our invention will work at all. Invest only if you (like we) believe that autonomous robots have the potential to deliver dramatic benefits in sectors of logistics and transportation.
- This is a brand-new company It has no history, no clients, no revenues. If you are investing in this company, it's because you think the delivery by robots is a good idea, that we will be able to successfully market, manufacture and sell such robotics solution, that we can price it right and sell it to enough businesses so that the company will succeed.
- We are raising money for our first prototype to prove main concepts and prepare a basement to move further. Even if we raise the maximum sought in this offering, we will need to raise extensive funds in order to be able to continue research and development and further to start manufacturing operations. We estimate that we will require at least $5 million to commence commercial production and deployment of the robotics delivery solutions. We will need to raise money from bank loans, future sales of securities or some combination thereof.
- You can't easily resell the securities . It may be difficult to sell your securities. Startup investments are privately held companies and are not traded on a public stock exchange. Also, there is currently no readily available secondary market for private buyers to purchase your securities. Furthermore, there may be restrictions on the resale of the securities you purchase and your ability to transfer. You should not invest any funds in which you require the ability to withdraw, cash-out, or liquidate within a certain period of time.
- Any valuation at this stage is pure speculation . No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest
- Our business projections are only estimates . There can be no assurance that the company will meet those projections. There can be no assurance that it will ever operate profitably. The company is still in an early phase, and is just beginning to implement its business plan. The likelihood of achieving profitability or projections should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.
- Our company will face competition from other companies The company will face competition from other companies, some of which might have received more funding

than the company has. One or more of the company's competitors could offer products similar to those offered by the company at significantly lower prices or significantly more advanced from technical side because they received more funding and had more resources.

- Market demand risk While the Company believes that there will be customer demand for its products, there is no assurance that there will be broad market acceptance of the Company's offerings. There also may not be broad market acceptance of the Company's offerings if its competitors offer products which are preferred by prospective customers.

- Personnel risks An investment in the Company is also an investment in the management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the Company's employees, including its management.

- Limited intellectual property protection may cause us to lose our competitive advantage and adversely affect our business. We have filed a US patent to protect our unique IP relating to an AGV being able to unload itself. The patent application was filed on the 18th January, 2018 and its status is "Pending". The three main points of the patent cover 1) An AGV being able to connect with and unload its contents to a detached delivery recepticle 2) An AGV being able to connect to a gate that is built until a permanent structure (such as house, garage, gate) and unload itself 3) An AGV being able to unload a box it is carrying onto a secure platform. This patent, if approved, will give us a huge advantage over our competitors. It could also provide an additional revenue stream when and if licensed out to those AGV companies wishing to adapt their robots to be able to unload themselves.

- It may be difficult to affect service of process and enforce judgments against directors and officers in Spain. Several of our executive officers and/or directors are nonresidents of the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against those persons.

Liabilities and Litigation

The company has no liabilities. The Company has not been, and is not, subject to any litigation.

Previous Offerings

Between January 1, 2018 and April 30, 2018, we sold 231778 Class A common stock in exchange for $0.30 per share under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2018 Compared to 2017

Current Development Stage

Currently we have a mechanically functional prototype, capable of moving and unloading goods, remotely controlled manually. This is allowing us to show the product to different stakeholders and to evolve the technology according to the identified needs. The software components for intelligence (perception, localization, planning and control, mapping) are still under isolated development in the lab, expected to be integrated into the prototype in the coming months.

We have a US patent pending to cover all aspects of a delivery robot unloading itself into a receptacle/gate or even unloading an entire container onto a fixed platform.

Current operations

Despite of raising money through the crowdfunding campaign and developing our first prototype the Eliport team couldn't secure enough capital from private or public investors to continue the development. All the sales activities, partnerships and technical development are on pause until the team find the required resources.

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $0. (*The Company intends to raise additional funds through a private investors financing*.)

Debt

The Company has no indebtedness

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Dmitry Skorinko

Dmitry has been CEO and Director of Eliport, Inc. since its inception in 2017. Previously. Having worked many years in software development and building lots of complex projects from scratch, Dmitry was most recently a CTO for a successful on- demand delivery startup called Glovo in Barcelona, Spain (2015 - 2017) that currently operates all over Europe and Latin America. This involved constantly addressing the last-mile delivery problem for anything and everything that can be transported. This gave him great insight into what can be delivered by machines, what customers expect and what unexpected scenarios can crop up.

Patrick Synge

Patrick has spent the last few years building strong partnerships with key international players in the food and FMCG industries as Head of Sales for Degustabox (2014 - 2017) - an innovative and fast-growing Barcelona internet startup. Understanding their needs to deliver delicate and time-sensitive products to individual consumers was imperative in forging long-lasting relationships with them and their businesses. It is his dream to be able to be a part of Eliport (joined October, 2017 as Chief Partnership Officer), the future of delivery to these sectors and influential in pushing the boundaries of X2C delivery.

PRINCIPAL SECURITY HOLDERS

Title of class	Name of holder	Amount of securities	Percent of class
Common Stock	Dmitry Skorinko	3,500,000 shares	56.16 %
Common Stock	Patrick Synge	2,500,000 shares	40.12 %

RELATED PARTY TRANSACTIONS

We have not entered into any related party transactions. Should we enter into an affiliated transaction in the future, it will be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party.


OUR SECURITIES


Founders Shares: 6,000,000

Common Stock

The Company is authorized to issue up to 8,500,000 shares of Common Stock (the "Founders Shares"). There are a total of 6,000,000 shares currently outstanding.

Dividend Rights

Shareholders of the Company are entitled to receive dividends, subject to any preferences that may be granted to outstanding preferred stock, if any, as may be declared from time to time by the Board of Directors out of legally available funds.

Voting Rights

Holders of Founders Shares are entitled to vote each share of Founders stock held at all meetings and on written actions in lieu of meetings of shareholders of the Company.

Rights to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, Shareholders will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of preferred stock that we may designate in the future.

Class A Common Stock: 231,778

Class A Common Stock

The Company is authorized to issue up to 1,500,000 of Class A Common Stock shares. There are currently 231,778 Class A Common Stock currently outstanding.

Dividend Rights

Shareholders of the Company are entitled to receive dividends ,subject to any preferences that may be granted to outstanding preferred stock, if any, as may be declared from time to time by the Board of Directors out of legally available funds. The holders of our Class A Common Stock have no preemptive, subscription, redemption or conversion rights.

Voting Rights

Holders of our Class A Common Stock do not have the right to vote on any matter submitted to a vote of the Company's Shareholders.

Right to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, Shareholders will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock. Rights and Preferences

The rights, preferences, and privileges of the holders of the Company's Class A Common Stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock, if any.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of Class A Common Stock, you will have no voting rights. As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matters, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities
The securities can only be resold:
- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matters, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized undersigned, on May 31, 2018.

ELIPORT, INC

By   /s/ 

Name: Dmitry Skorinko

Title: CEO, sole Director

Exhibit A

ELIPORT, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF
DECEMBER 31, 2018

ELIPORT, INC.
Index to Financial Statements
(unaudited)

ELIPORT, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2018
(unaudited)

	December, 2018
Assets	
Current assets	
Cash and cash equivalents	$ 0
Total Current Assets	**$ 0**
Property and equipment	**$ 0**
Liabilities ans Stockholders' Equity	
Current Liabilities	$ 0
Total Current Liabilities	**$ 0**
Shareholders' Equity	
Common stock per value $0.00001;	
shares authorized	8,500,000
shares issued	6,000,000
Class A common stock per value $0.30;	
shares authorized	1,500,000
shares issued	231,778

ELIPORT, INC.
STATEMENTS OF OPERATIONS
AS OF DECEMBER 31, 2018
(unaudited)

	December, 2018
Sales	**$ 0**
Operating expenses	$ 38,033.40
Income (Loss) from operations before provision for income taxes	$ (38,033.40)
Provision for income taxes	-
Net income (loss)	$ (38,033.40)

ELIPORT, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
AS OF DECEMBER 31, 2018
(unaudited)

	December, 2018
Founders' shares	6,000,000
Shares issued for cash	126,778
Shares issued for services	105,000

ELIPORT, INC.
STATEMENTS OF CASHFLOWS
AS OF DECEMBER 31, 2018
(unaudited)

	December, 2018
Cash flow from operating activities	$ (38,033.40)
Cash flow from investing activities	$ 0
Cash flow from financing activities	$ 0
Shares issued for cash	$ 38,033.40
Cash balance at beginning of year	$ 0
Cash balance at end of year	$ 0

NOTE 1 – NATURE OF OPERATIONS

ELIPORT, INC. was formed on July 14, 2017 ("Inception") in the State of Delaware. The balance sheet of ELIPORT, INC. (which may be referred to as the "Company", "we," "us," or "our") is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's principal office is located in Barcelona, Spain.

ELIPORT, INC. is a robotics company. We intend to research, design and create our own hardware, software and brand of robotics that will assist humans in many different industries. We will be creating AGVs for the delivery industry, helping to reduce the cost of e-commerce whilst enhancing the shopping and delivery experience of the consumer. We will create cleaning robots that work continuously to keep indoor and outdoor areas clean. We will create assistance and monitoring robots that can help the physically handicapped and keep people safe.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include but not limited to: economic downturn, dramatic advancement in competing methods of transport, legislative rulings, social policy reformation. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from lease or sale of autonomous robots transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax

assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.00001. In January 2018 we issued 6,000,000 shares of common stock to the founders of the Company: 3,500,000 and 2,500,000 shares to Dmitry Skorinko and to Patrick Synge accordingly.

Class A Common Stock

In February-April 2018 during our equity crowdfunding campaign we authorized the issuance of 1,500,00 shares of Class A common stock with par value of $0.30. Then we issued 231,778 shares of Class A common stock to our crowdfunding investors and our advisors.

CERTIFICATION

I, Dmitry Skorinko, CEO and sole Director of Eliport, Inc., hereby certify that the financial statements of Eliport, Inc. included in this Report are true and complete in all material respects.



_____
CEO, sole Director